

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Guy Zyskind
Chief Executive Officer, Chief Technology Officer, and President
Enigma MPC
186 Museum Way
San Francisco, CA 94114

Re: Enigma MPC
     Form 10-12G
     Filed September 18, 2020
     File No. 000-56202

Dear Mr. Zyskind:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance